Exhibit 99.1

Steakholder Foods: Twine Solutions Sells First TwineX1 System to TITV for Next-Generation Textile Application Development

The TwineX1 is the world’s only industrial, digital, waterless yarn and thread dyeing system that enables brands and manufacturers to produce custom colors instantly and directly at the production floor.

Rehovot, Israel, Jan. 05, 2026 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, announced today that its wholly-owned subsidiary, Twine Solutions, the Israeli pioneer of digital, waterless, on-demand thread and yarn dyeing technology, has sold the first of its next-generation TwineX1 dyeing systems to the Textile Research Institute of the German state of Thuringia, Vogtland (“TITV”), marking a significant milestone in the expansion of digitally driven, sustainable thread manufacturing.

The TwineX1

At under 13 feet in length, the TwineX1 delivers a fully integrated, end-to-end process, digitally dyeing and lubricating yarns and threads so they are immediately ready for industrial use. Its unique technology eliminates the need for conventional dye baths, dramatically reduces environmental impact, and empowers manufacturers with true on-demand, agile, and sustainable production.

TITV plans to integrate the TwineX1 into its advanced research and development environment, where it will serve as a core platform for creating new applications tailored to the evolving needs of the textile industry. TITV intends to develop and test novel processes that leverage Twine’s waterless, digital thread-coloring technology, helping industry partners accelerate their transition to sustainable models without compromising on quality or design flexibility. In this way, TITV aims to support German companies looking to expand their service offerings with sustainable, on-demand, industrial-scale thread production.

“Our collaboration with TITV reflects the increasing demand for agile, eco-conscious manufacturing solutions,” said Nir Dvir, head of sales at Twine Solutions. “The TwineX1 is empowering innovators to explore new creative and technical frontiers while significantly reducing waste and improving production efficiency.”

With this investment in the TwineX1, Dr. Fabian Schreiber, Managing Director of TITV, stated that he looks forward to strategically expanding existing collaborations with the Israeli start-up and tech sector, while leveraging them for new research and markets: “The new technology makes it possible to produce functional yarns in smaller quantities quickly and on demand. This not only allows us to tailor textile solutions more precisely to the requirements of our research partners and customers, but also reduces waste and enables a more efficient use of rare raw materials.”

The purchase, under the 2024 WIN 0008 project, was funded by the Free State of Thuringia and co-financed by the European Union under the European Regional Development Fund (ERDF).

About Steakholder Foods

Founded in 2019, the Steakholder group owns and operates innovation-driven companies in two separate fields: Steakholder Foods and Twine Solutions.

Steakholder Foods specializes in developing and selling industrial 3D-printing production machines that leverage advanced technologies to transform the food industry. Its alternative-protein operations are built on proprietary premix blends—crafted from the highest-quality raw ingredients—to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance. Offering a safe and sustainable alternative to industrialized meat and seafood production, Steakholder Foods creates products that replicate the complex textures of beef steaks, white fish, shrimp, and eel, while also exploring integration of cultivated cells in preparation for future advancements in food technology.

Twine Solutions disrupts the textile industry with its proprietary waterless thread and yarn dyeing technology. By eliminating traditional dye baths and reducing supply-chain complexity, Twine enables on-demand, sustainable color application directly at the point of production—accelerating time-to-market, conserving water, and reducing waste. Serving leading fashion, apparel, accessories, and home-décor brands, Twine empowers manufacturers to achieve both operational and environmental goals without compromising color quality or performance. With cutting-edge solutions like the TwineX series, Twine is paving the way for a smarter and more efficient future in textile production.

About TITV

TITV Greiz is a business-oriented research institute and a strong partner for research, development, services, consulting, testing, and professional training across the entire textile value chain. With more than 60 employees, the institute focuses on high-tech solutions that build on classical textile technologies to create new materials, smart products, and advanced processes.

A key area of expertise is the integration of electronics and textiles, enabling the development of innovative products for entirely new fields of application. To support practical and application-driven research, TITV Greiz operates a fully equipped technical center for textile processing, an electronics laboratory, a smart textiles lab, and an accredited testing laboratory.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws. Such forward-looking statements includes those concerning the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering, the exercise of the new warrants prior to their expiration and the receipt of Shareholder Approval. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change overtime, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, market conditions, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

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